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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2004

                                   ----------

                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

                                   ----------

             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes ____ No __X__

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2004

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.

                                     By:   /s/ Atsushi Inamura
                                        -------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division

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                                          Mitsubishi Tokyo Financial Group, Inc.


              Organization of MTFG's Integrated Business Groups and
                   Introduction of an Executive Officer System

Tokyo, March 29, 2004 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki) today outlined the organization of its Integrated Business Group system comprising three core business groups: retail, corporate and trust assets (asset management and administration) businesses, that will be introduced from April 1, 2004.

At the same time, in response to the introduction of the integrated business groups system and to strengthen corporate governance, MTFG will modify and strengthen the organization of its Corporate Center and introduce an executive officer system.

1. Organization of the integrated business groups

Details of the divisions of the three business groups and their main planning and administrative functions are shown in the appendix. Led by a Group Head, each division will aim to unify business strategy for MTFG as a consolidated whole, and support enhancements to the speed and consistency of decision making on a Group-wide basis.

2. Changes to Corporate Center organization

Along with the creation of the integrated business groups, Corporate Center organization will be modified. Specifically, Credit & Investment Management Division will be established to create a credit risk control system that corresponds to the integrated business groups, and that improves and strengthens Group-wide risk control.

Employee numbers of MTFG, the holding company, are expected to rise as a result of the inclusion of the integrated business groups and changes to the Corporate Center, from around 90 at present to approximately 550.

The Integrated Retail Banking Business Group and the Integrated Trust Assets Business Group will be located in the Mitsubishi Trust & Banking Corporation headquarters building and the Integrated Corporate Banking Business Group in the Bank of Tokyo-Mitsubishi headquarters building.

3. Introduction of an Executive Officer System

In order to clearly separate the functions of the oversight of business and the execution of business and so enhance our corporate governance, an executive officer system will be introduced along with the integrated business group system. With responsibility for business planning and administration, the Group Heads and Deputy Heads of the integrated business groups, as well as the heads of the main business lines, will be executive officers dedicated to execution of their respective businesses. In contrast, directors will be responsible for management decision making and the oversight of business execution.

For further information please contact:

Mr. Seiji Itai, Chief Manager, Corporate Communications Office
Tel. 81-3-3240-8136

                                       1

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                                                                      (Appendix)

1. Integrated Retail Banking Business Group (approx. 240 staff)

Group Head, Integrated Retail Banking Business Group
      Retail Business Planning Division
            Overall business strategy of retail business

      Retail Business Development Division
            Strategy for retail products, business and services, administration of retail business branches

      Investment Products Development Division
            Strategy for investment trusts and other trust-type investment products

      Comprehensive Card Division
            Comprehensive card business strategy

      Retail Academy
            Education, training, etc.

2. Integrated Corporate Banking Business Group (approx. 120 staff)

Group Head, Integrated Corporate Banking Business Group
      Corporate Business Planning Division
            Overall business strategy of corporate business (except trust assets business)

      Trust Business Planning Division
            Overall business strategy of corporate business (including trust assets business)

      Corporate Business Development Division No.1
            Business strategy with large corporations

      Corporate Business Development Division No.2
            Business strategy with mid-sized and small to mid-sized corporations

3. Integrated Trust Assets Business Group (approx. 30 staff)

Group Head, Integrated Trust Assets Business Group
      Asset Management and Administration Planning Division
            Overall business strategy of the trust assets business

                                       2

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(Reference)
                                          Mitsubishi Tokyo Financial Group, Inc.

              Group Heads, Deputy Group Heads and General Managers
                        of the Integrated Business Group

Tokyo, March 29, 2004 --- The Group Heads, Deputy Group Heads and General Managers of the three Integrated Business Groups to be established on April 1, 2004 are as listed below.

.. Integrated Retail Banking Business Group

-------------------------------------------------------------------------------------------------------------
                 Title                           Name                            Concurrent
-------------------------------------------------------------------------------------------------------------
Group Head                                   Ryuichi Murata         BTM, Managing Director
-------------------------------------------------------------------------------------------------------------

Deputy Group Head                            Noriaki Hanamizu       MTB, Senior Managing Director

-------------------------------------------------------------------------------------------------------------
General Manager,                             Tetsuya Wada           BTM, Director & General Manager,
Retail Business Planning Division                                   Retail Banking Planning Office

-------------------------------------------------------------------------------------------------------------
General Manager,
Retail Business Development Division                                MTB, Director & General Manager,
& Deputy General Manager,                    Hajime Mita            Personal Banking Division
  Comprehensive Card Division

-------------------------------------------------------------------------------------------------------------
General Manager,                             Hideaki Kondo          MTB, General Manager,
Investment Products Development Division                            Investment Products Division

-------------------------------------------------------------------------------------------------------------
General Manager,                             Izumi Tamai            BTM, Director & General Manager,
Comprehensive Card Division                                         Strategical Comprehensive Card & Credit
                                                                    Division

-------------------------------------------------------------------------------------------------------------
General Manager,                             Norio Aoki             BTM, General Manager,
Retail Academy                                                      Retail Banking Planning Office
-------------------------------------------------------------------------------------------------------------


.. Integrated Corporate Banking Business Group

-------------------------------------------------------------------------------------------------------------
                 Title                             Name                            Concurrent
-------------------------------------------------------------------------------------------------------------
Group Head                                   Katsunori Nagayasu     MTFG, Director
                                                                    BTM, Managing Director

-------------------------------------------------------------------------------------------------------------
Deputy Group Head                            Shinichi Ono           MTB, Managing Director

-------------------------------------------------------------------------------------------------------------
Deputy Group Head                            Yoshihiro Watanabe     BTM, Managing Director

-------------------------------------------------------------------------------------------------------------
General Manager,                             Takashi Kimura         BTM, General Manager,
Corporate Business Planning Division                                Corporate Business Planning Division
& Co-General Manager,
  Trust Business Planning Division

-------------------------------------------------------------------------------------------------------------
General Manager,
Trust Business Planning Division                                    MTB, Director & General Manager,
& Co-General Manager,                        Yukio Muro             Corporate Finance Strategy Division
  Corporate Business Planning Division

-------------------------------------------------------------------------------------------------------------
General Manager, Corporate Business          Masami Mizuno          BTM, Director & General Manager,
Development Division No.1                                           Corporate Business Development Division
& General Manager, Corporate                                        No.1 & Corporate Business Development
  Business Development Division No.2                                Division No.2
-------------------------------------------------------------------------------------------------------------

.. Integrated Trust Assets Business Group

-------------------------------------------------------------------------------------------------------------
                 Title                           Name                         Concurrent
-------------------------------------------------------------------------------------------------------------
Group Head                                   Toshio Goto            MTB, Managing Director

-------------------------------------------------------------------------------------------------------------
Deputy Group Head                            Tetsuo Iwata           MTFG, Director
                                                                    BTM, Managing Director

-------------------------------------------------------------------------------------------------------------
General Manager,                             Kaoru Wachi            MTB, General Manager
Asset Management and Administration                                 Trust Assets Planning Division
Planning Division
-------------------------------------------------------------------------------------------------------------

                              MTFG: Mitsubishi Tokyo Financial Group, Inc.
                              BTM: The Bank of Tokyo-Mitsubishi, Ltd.
                              MTB: The Mitsubishi Trust and Banking Corporation


For further information please contact:
Mr. Seiji Itai, Chief Manager, Corporate Communications Office
Tel. 81-3-3240-8136

                                       4

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                                          Mitsubishi Tokyo Financial Group, Inc.

             Appointment of Managing Officers and Executive Officers

Tokyo, March 29, 2004 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki) today announced the appointment of Managing Officers and Executive Officers as follows.

1. Managing Officers (As of April 1, 2004)

   Ryuichi Murata              Group Head, Integrated Retail Banking Business
                               Group

   Noriaki Hanamizu            Deputy Group Head, Integrated Retail Banking
                               Business Group

   Katsunori Nagayasu          Group Head, Integrated Corporate Banking Business
                               Group

   Shinichi Ono                Deputy Group Head, Integrated Corporate Banking
                               Business Group

   Yoshihiro Watanabe          Deputy Group Head, Integrated Corporate Banking
                               Business Group

   Toshio Goto                 Group Head, Integrated Trust Assets Business
                               Group

   Tetsuo Iwata                Deputy Group Head, Integrated Trust Assets
                               Business Group

2. Executive Officers (As of April 1, 2004)

   Tetsuya Wada                General Manager, Retail Business Planning
                               Division, Integrated Retail Banking Business
                               Group

   Hajime Mita                 General Manager, Retail Business Development
                               Division, Deputy General Manager, Comprehensive
                               Card Division, Integrated Retail Banking Business
                               Group

   Kazuhiko Hasegawa           Co-General Manager, Retail Business Development
                               Division, Integrated Retail Banking Business
                               Group

   Izumi Tamai                 General Manager, Comprehensive Card Division,
                               Integrated Retail Banking Business Group


                                       5

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   Yukio Muro                  General Manager, Trust Business Planning
                               Division, Co-General Manager, Corporate Business Planning Division, Integrated Corporate Banking Business Group

   Masami Mizuno               General Manager, Corporate Business Development
                               Division No.1, General Manager, Corporate
                               Business Development Division No.2, Integrated
                               Corporate Banking Business Group

   Junichi Itoh                General Manager, Credit & Investment Management
                               Planning Division

   Norio Kuroiwa               Co-General Manager, Corporate Risk Management
                               Division

For further information, please contact:
Mr. Seiji Itai, Chief Manager,
Corporate Communications Office, MTFG
Tel. 81-3-3240-8136

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